Exhibit 99.1

PRESS RELEASE
Cascades Inc. 404 Marie-Victorin Blvd. P.O. Box 30 Kingsey Falls, Québec J0A 1B0 Canada www.cascades.com	Telephone: 819-363-5100 Fax: 819-363-5155

Cascades to Release Fourth Quarter 2018

Financial Results on February 28, 2019

Fourth quarter results for Tissue Group impacted by unforeseen events

Kingsey Falls, (Québec), January 28, 2019 – Cascades Inc. (TSX: CAS) will release its fourth quarter and full-year 2018 financial results before market open on Thursday, February 28, 2019, and will hold a conference call at 8:30 AM ET, to discuss the results. The conference call can be accessed by phone or via the company’s website:

Dial-in number:	1-888-231-8191 / 1-647-427-7450 (international)
Replay:	1-855-859-2056 access code: 8236267
(available until March 28, 2019)
Webcast (live and archived):	www.cascades.com, “Investor” section

The Company also announces that the fourth quarter results for the Tissue Group were negatively impacted by several unforeseen non-recurring events. More specifically, in addition to the continuing difficult market conditions, the Tissue Group was negatively affected by Hurricane Florence, a fire at the Wagram, NC facility, a third party gas pipeline failure on the West Coast and unresolved operational problems at the tissue mill in St. Helens, Oregon that negatively impacted performance at the mill and the Scappoose, Oregon converting facility that it supplies.

Founded in 1964, Cascades offers sustainable, innovative and value-added packaging, hygiene and recovery solutions. The company employs 11,000 women and men across a network of over 90 facilities in North America and Europe. Driven by its participative management, half a century of experience in recycling, and continuous research and development efforts, Cascades continues to provide innovative products that customers have come to rely on, while contributing to the well-being of people, communities and the entire planet. Cascades' shares trade on the Toronto Stock Exchange under the ticker symbol CAS.

Media: Hugo D’Amours Vice-President, Communications and Public Affairs Cascades Inc. 819-363-5164 hugo_damours@cascades.com	Information: Jennifer Aitken, MBA Director, Investor Relations Cascades Inc. 514-282-2697 jennifer_aitken@cascades.com

Web site: www.cascades.com

Green by Nature Blog: blog.cascades.com

Facebook: facebook.com/Cascades

Twitter: twitter.com/CascadesDD | twitter.com/CascadesSD | twitter.com/CascadesInvest

YouTube: youtube.com/Cascades

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